EXHIBIT 99.2

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

March 5, 2026

Shell plc announces that each of the following Persons Discharging Managerial Responsibilities (“PDMRs”) have received the number of shares of Shell plc as set out below following the vesting of conditional awards granted in 2023 under the Long Term Incentive Plan (“LTIP”).

PDMR	Date Acquired	Share Type	Number of Shares Vested
Wael Sawan	04 March 2026	SHEL (LSE)	295,466.00
Sinead Gorman	04 March 2026	SHEL (LSE)	175,695.15
Philippa Bounds	04 March 2026	SHEL (LSE)	27,721.36
Peter Costello	04 March 2026	SHEL (LSE)	50,402.48
Andrew Smith	04 March 2026	SHELL (AMS)	56,663.07
Rachel Solway	04 March 2026	SHEL (LSE)	24,949.23
Cederic Cremers	04 March 2026	SHELL (AMS)	37,775.38
Machteld de Haan	04 March 2026	SHELL (AMS)	37,775.38

The Notification of Dealing Form for each PDMR can be found below.

Julie Keefe
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	295,466.00
Total	N/A
Aggregated information
Volume	295,466.00
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Sinead
Last Name(s)	Gorman
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	175,695.15
Total	N/A
Aggregated information
Volume	175,695.15
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Philippa
Last Name(s)	Bounds
2. Reason for the notification
Position/status	Chief Legal Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	27,721.36
Total	N/A
Aggregated information
Volume	27,721.36
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Peter
Last Name(s)	Costello
2. Reason for the notification
Position/status	President, Upstream
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	50,402.48
Total	N/A
Aggregated information
Volume	50,402.48
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Andrew
Last Name(s)	Smith
2. Reason for the notification
Position/status	President, Trading and Supply
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	56,663.07
Total	N/A
Aggregated information
Volume	56,663.07
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Rachel
Last Name(s)	Solway
2. Reason for the notification
Position/status	Chief Human Resources and Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	GBP
Price	NIL
Volume	24,949.23
Total	N/A
Aggregated information
Volume	24,949.23
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Cederic
Last Name(s)	Cremers
2. Reason for the notification
Position/status	President, Integrated Gas
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	37,775.38
Total	N/A
Aggregated information
Volume	37,775.38
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Machteld
Last Name(s)	de Haan
2. Reason for the notification
Position/status	President, Downstream, Renewables and Energy Solutions
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Vesting of awards granted in 2023 under the Long Term Incentive Plan (LTIP)
Currency	EUR
Price	NIL
Volume	37,775.38
Total	N/A
Aggregated information
Volume	37,775.38
Price	NIL
Total	N/A
Date of transaction	04/03/2026
Place of transaction	Outside a trading venue